Exhibit 4.3

DESCRIPTION OF SECURITIES

Under “Description of Securities,” “we,” “us,” “our,” the “Company” and “our Company” refer to Reborn Coffee, Inc. and not to any of its subsidiaries.

General

The following description of our capital stock and certain provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. Copies of these documents are filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect immediately prior to the completion of this offering.

Historical Capitalization Structure

Historically, we were authorized to issue an aggregate number of 4,000,000,000 shares of capital stock, of which (i) 3,000,000,000 shares are Class A common stock, $0.0001 par value per share; (ii) 400,000,000 shares are Class B common stock, par value $0.0001 per share; and (iii) 600,000,000 shares of preferred stock, $0.0001 par value per share. In anticipation of this offering, Reborn converted all Class B common stock to Class A common stock and, following such conversion, amended and restated its articles of incorporation to eliminate our Class B class of common stock (thereby eliminating our multi-class structure) and renamed our Class A common stock to “common stock.”

Class A Common Stock

We were authorized to issue 3,000,000,000 shares of Common Stock.

Each share of Class A common stock had one (1) vote per share for all purposes. Our common stock did not provide a preemptive or conversion right and there were no redemption or sinking fund provisions or rights. Holders of our Class A common stock were not entitled to cumulative voting for election of the Company’s board of directors.

The holders of our Class A common stock were entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.

Class B Common Stock

We were authorized to issue 400,000,000 shares of Class B common stock.

Each share of Class B common stock entitled the holder to ten (10) votes for each one vote per share of the Class A common stock, and with respect to that vote, was entitled to notice of any stockholders’ meeting in accordance with the Company’s bylaws, and shall be entitled to vote, together as a single class with the holders of Class A common stock with respect to any question or matter upon which the holders of Class A common stock have the right to vote. Class B common stock shall also entitle a holder to vote as a separate class as set forth in the Company’s bylaws.

The holders of our Class B common stock were entitled to dividends out of funds legally available when and as declared by our board of directors at the same rate per share as the Common Stock. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.

Each share of Class B common stock was convertible into one (1) share of Common Stock, subject to adjustment, at any time at the option of the holder.

So long as any shares of Class B common stock are outstanding, we have agreed not to take the following actions without the prior written consent of the holders of at least a majority of the voting power of the then outstanding Class B common stock:

●	sell, convey or otherwise dispose of or encumber all or substantially all of our assets, or merger with or consolidate with another corporation, other than our wholly-owned subsidiary, or effect any transaction or series of transactions in which more than 50% of the voting power of our company is transferred or disposed of;

●	alter or change any of the rights of the Class B common stock or increase or decrease the number of shares authorized;

●	authorize or obligate our company to authorize any other equity security or security which is convertible or exercisable into an equity security of our company which has rights, preferences or privileges which are superior to, on a parity with or similar to the Class B common stock;

●	redeem or repurchase any of our securities;

●	amend our articles of incorporation; or

●	change the authorized number of our board of directors.

Preferred Stock

We were authorized to issue up to 600,000,000 shares of preferred stock, par value $0.0001 per share, in one or more classes or series within a class as may be determined by our board of directors, who were able to establish, from time to time, the number of shares to be included in each class or series, fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors ranked senior to other existing classes of capital stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both.

Current Capitalization Structure

Prior to the completion of this offering, we converted all of our Class B shares into Class A shares, amended and restated our charter to eliminate “Class B” shares, renamed “Class A” to simply “common stock”, reduced our authorized common stock to 40,000,000 shares, reduced our authorized preferred stock to 1,000,000 shares, and then we migrated from Florida to Delaware. Our authorized capital stock now consists of shares that are designated solely as common stock, par value of $0.0001 per share.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends at the same rate when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.

Upon our liquidation, dissolution or winding up, and after payment in full of all amounts required to be paid to creditors, the holders of shares of our common will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The common stock will not be subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

No shares of common stock will be subject to redemption or have preemptive rights to purchase additional shares of common stock. Holders of shares of our common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. Upon consummation of this offering, all the outstanding shares of common stock will be validly issued, fully paid and non-assessable.

Anti-Takeover Provisions

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all our directors. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, or our chief executive officer. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

This will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. This intended to preserve our existing control structure following this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Exclusive Forum

Our bylaws contain an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees, agents or stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine. However, the exclusive forum provision states that it shall not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision included in our bylaws. The exclusive forum provision, if enforced, may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Corporate Opportunities

Our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of our its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.